Exhibit 99.3

Woodside Energy Group Ltd

ACN 004 898 962

Mia Yellagonga

11 Mount Street

Perth WA 6000

Australia

T +61 8 9348 4000

www.woodside.com

ASX: WDS

NYSE: WDS

LSE: WDS

Announcement

Wednesday, 1 June 2022

WOODSIDE COMPLETES MERGER WITH BHP PETROLEUM

Woodside Energy Group Ltd (Woodside) and BHP Group Limited (BHP) have completed the merger of Woodside with BHP’s oil and gas portfolio to create a global energy company.

Woodside has acquired the entire share capital of BHP Petroleum International Pty Ltd (BHPP) and issued 914,768,948 new Woodside shares to BHP, which BHP will distribute to its eligible shareholders.

Woodside will receive net cash of approximately US$1 billion, which includes the cash remaining in the BHPP bank accounts immediately prior to completion. This reflects $1.8 billion of net cash flows generated by BHPP between the effective date of 1 July 2021 and completion, less $0.8 billion representing BHP’s entitlement to cash dividends paid by Woodside over the same period.

All completion payment entitlements are subject to a customary post-completion review which may result in an adjustment.

The new Woodside shares are expected to commence trading on the Australian Securities Exchange (ASX) on 2 June 2022. Trading of Woodside American Depositary Shares on the New York Stock Exchange is expected to commence on 2 June 2022. Trading of Woodside shares on the Main Market for listed securities of the London Stock Exchange is expected to commence on 6 June 2022.

As a result of the merger, Woodside is a top 10 global independent energy company by hydrocarbon production and the largest energy company listed on the ASX.1 The larger, more diversified portfolio is expected to deliver significant cash flow to help fund committed projects, Woodside’s participation in the energy transition and shareholder returns.

Woodside has commenced activities to integrate the two organisations, including standardisation of reporting across all jurisdictions. The updated production guidance, reserves position and other related information will be released in due course.

1 Woodside analysis of independent energy companies excludes government-backed national oil companies, companies with free float less than 60%, major integrated oil and gas companies and Canadian oil sands companies.

Woodside’s net profit after tax for the first half of 2022 will incorporate the contribution of the BHPP portfolio from completion and the accounting treatment of the BHPP portfolio will align with Woodside’s policies.

Woodside CEO Meg O’Neill said completion of the merger was one of the most significant events in Woodside’s 67-year history and marked the start of a new chapter for the company.

“Today, Woodside begins its journey as a global company, becoming a bigger supplier of the energy that the world needs right now and will continue to demand in the future.

“The merger delivers a diverse portfolio of quality operating assets, plus a suite of growth opportunities across oil, gas and new energy that promises ongoing value for our shareholders.

“We believe the completion of the merger will enable Woodside to play a more significant role in the energy transition that is imperative as we respond to climate change while ensuring reliable and affordable supplies of energy to a growing and aspirational global population.

“The merger combines the best of our two organisations, providing the leadership and technical expertise necessary to help Woodside thrive in a dynamic and competitive industry.

“We are focused on unlocking pre-tax annual synergies of more than $400 million as we merge the two businesses.

“It is exciting to welcome the BHP Petroleum team to Woodside Energy and start delivering on our shared vision for the future,” she said.

Contacts:
INVESTORS Damien Gare W: +61 8 9348 4421 M: +61 417 111 697 E: investor@woodside.com	MEDIA Christine Forster M: +61 484 112 469 E: christine.forster@woodside.com

This announcement was approved and authorised for release by Woodside’s Disclosure Committee.

Forward-looking statements

This announcement may contain forward-looking statements with respect to Woodside’s business and operations, market conditions, results of operations and financial condition which reflect Woodside’s views held as at the date of this announcement. Forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Woodside. Investors are cautioned not to place undue reliance on any forward-looking statements. Actual results or performance may vary from those expressed in, or implied by, any forward-looking statements. Except as required by law or regulation Woodside does not undertake to update any forward-looking statements contained in this announcement.